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                                                                      EXHIBIT 11

                   COMPUTATIONS OF EARNINGS PER COMMON SHARE

                                                                         1998                           1999
                                                              ---------------------------   ----------------------------
                                                               NET              PER SHARE     NET              PER SHARE
                                                              INCOME   SHARES    AMOUNT     (LOSS)    SHARES    AMOUNT
                                                              ------   ------   ---------   -------   ------   ---------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Basic EPS
    Net Income (loss) Available to Common Shareholders:
         Continuing Operations..............................  $  731                        $(1,892)
         Discontinued Operations............................    (432)                            --
                                                              ------                        -------
         Total..............................................  $  299   15,283               $(1,892)  15,640
                                                              ======                        =======
         Continuing Operations..............................                      $0.05                         $(0.12)
         Discontinued Operations............................                      (0.03)                            --
                                                                                  -----                         ------
         Total..............................................                      $0.02                         $(0.12)
                                                                                  =====                         ======
Effective of Dilutive Securities
    Convertible Subordinated Debt...........................               --                             --
    Stock Option Plans......................................              747                             --
                                                                       ------                         ------
Dilutive EPS
    Net Income (loss) Available to Common Stockholders and
     assumed conversions:
    Continuing Operations...................................  $  731              $0.05     $(1,892)            $(0.12)
    Discontinued Operations.................................    (432)             (0.03)         --                 --
                                                              ------              -----     -------             ------
    Total...................................................  $  299   16,030     $0.02     $(1,892)  15,640    $(0.12)
                                                              ======   ======     =====     =======   ======    ======

NOTE: The Company's convertible subordinated debt, which is exchangeable into
2.8 million shares of the Company's Class A Common Stock, was outstanding during the three months ended March 31, 1998 and 1999, respectively, but was not included in the computation of diluted earnings per share because the effect of which would have been anti-dilutive. Options to purchase 2.3 million shares of Class A common stock were outstanding during the three months ended March 31, 1999, but were not included in the computation of diluted earnings per share because the effect of which would have been anti-dilutive.

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